Arrow Cars International Inc.
                   Calle de Escritor Herrara Santaolala, No. 2
                         Churriana, Malaga, Spain 29140

                                  June 19, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Justine Dobbie, Legal Branch Chief
           Sonia Bednarowski, Esq.
           Mr. Juan Migone
           Mr. David Humphrey

Re: Arrow Cars International Inc.
    Amendment No. 4 to Registration Statement on Form S-1
    Filed May 30, 2013
    File No. 333-184611

Dear Madam and Sir:

     This letter is in response to your letter to me of June 13, 2013, regarding the above referenced filing ("Comment Letter").

     Our responses to the Comment Letter follow:

INDEPENDENT AUDITOR'S REPORT, PAGE F-1

     1. THE FIRST PARAGRAPH OF YOUR INDEPENDENT AUDITOR'S REPORT STATES THAT THEY AUDITED THE CONSOLIDATED BALANCE SHEETS OF ARROW CARS INTERNATIONAL, INC. (SUCCESSOR) AND ARROW CARS S.L. (PREDECESSOR) AS OF MARCH 8, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012 AND
          DECEMBER 31, 2011, RESPECTIVELY, AND THE RELATED CONSOLIDATED STATEMENTS OF OPERATIONS, CHANGES IN SHAREHOLDERS' DEFICIT, AND CASH FLOWS FOR THE TWO PERIODS THEN ENDED. HOWEVER, THIS APPEARS TO INDICATE THAT THE CONSOLIDATED STATEMENTS OF OPERATIONS, CHANGES IN SHAREHOLDERS' DEFICIT, AND CASH FLOWS PRESENTED ARE ONLY FOR THE PERIOD FROM MARCH 8, 2012 THROUGH DECEMBER 31, 2012, RATHER THAN FOR THE FULL YEAR. FOR CLARITY, YOUR AUDITOR SHOULD REVISE THEIR REPORT TO STATE, IN A SIMILAR MANNER TO THEIR CONSENT, THE AUDIT PERFORMED WAS FOR THE TWO YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011. THE THIRD PARAGRAPH OF THEIR REPORT SHOULD ALSO BE REVISED IN THIS REGARD.

Response:

Our auditor has amended the text of the report, accordingly.

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION, PAGE II-1

     2. PLEASE COMPLETE THE TABLE INCLUDED IN THIS SECTION IN YOUR NEXT AMENDMENT OR TELL US WHY YOU ARE UNABLE TO DO SO.

Response:

We have completed the table in our amended filing.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                                  WiseLaw, P.C.
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                           Email: wiselaw@verizon.net

Very truly yours,

Arrow Cars International Inc.


By: /s/ Jeremy Harris
   -------------------------------------
   Jeremy Harris
   President and Chief Executive Officer

                                       2